Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: May 19, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (the “Company”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On May 6, 2025, Peter Karl, Managing Director and the Head of Crypto and Digital Assets Investment Banking at Cantor Fitzgerald & Co., conducted a presentation at the Strategy World 2025 Conference, and a partial transcript is below.

Partial Transcript of Peter Karl’s Presentation at the Strategy World 2025 Conference, Found on YouTube, published May 18, 2025.

Strategy Team Rep:

All right. Next step, we're going to be listening to Peter Karl, the Managing Director and Head of Crypto Investment Banking at Cantor Fitzgerald, where he leads the firm's digital asset capital market strategy. With extensive experience in investment banking, Peter has been instrumental in structuring and executing significant capital raises for leading Bitcoin companies. Please welcome Peter Karl.

Peter Karl:

Hello everybody, thank you. Thank you for joining us today, and thank you to the Strategy team for the continued partnership. It's pretty incredible how these events have grown…

You know, another thing to hear hit on, and another testament to our depth in the sector, and something that I think everyone's excited about, we launched Twenty One which is our Bitcoin acquisition vehicle. We announced that candidly when we started, we were a little nervous how Michael [Saylor] and the team were going to react, but, you know, couldn't have been more supportive. You know, the white paper is public and, you know, we built that, and imitation is the purest form of flattery. We did that in partnership with Tether, which is publicly available, that they've been an incredible partner to us across a lot of different initiatives. They contributed a billion and a half dollars of Bitcoin, and we brought Softbank back into the digital asset ecosystem. They have not played recently. There was a lot of work that was done, but between Tether and Softbank on that announcement, I think I saw Bitcoin jump $7,000 but we plan to replicate the same strategy, and we're incredibly excited for that transaction. I can't speak too much more on it, as it's still to close. And then, you know, today we saw a few more announcements, and a few people came up to me and said, and said, you know, "thank you for announcing Twenty One. That helped me get my deal closed." And that's what we want to see. You know, this is an ecosystem that success creates success, and we're very excited for that to play out.

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEP as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of Pubco convertible notes (the “Convertible Notes”) and CEP Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, CEP SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the CEP Class A ordinary shares to be issued in the PIPE Investments have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, the Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of CEP, the Company and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving CEP, Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding CEP, Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CEP’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CEP or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEP, Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that CEP, Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the CEP’s final prospectus dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP, the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP, the Company nor Pubco presently know or that CEP, the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP, the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP, the Company nor Pubco gives any assurance that either CEP, the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEP, the Company or Pubco or any other person that the events or circumstances described in such statement are material.